Bruce C. Rosetto

Tel. (561) 955-7625

Fax (561) 338-7099

rosettob@gtlaw.com

July 1, 2009

VIA EDGAR TRANSMISSION

Mark Webb, Legal Branch Chief

Eric Envall, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Willing Holding, Inc. -	Form 10/A – Filed May 27, 2009
Form 10-Q/A – Filed May 27, 2009
File No. 000-53496

Dear Mr. Webb:

On behalf of our client, Willing Holding, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) by letter dated June 18, 2009 (the “Comment Letter”). The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

Balance Sheet, page F-2

1.

We have reviewed your response to prior comment three from our letter dated May 15, 2009. As previously requested, please tell us in detail how you applied to each of the criteria in paragraphs 12-32 of EITF 00-19 in arriving at your conclusion that Series A Preferred Stock should be classified as equity. Please provide us with a copy of your Preferred Stock Agreement and any other related agreements.

Response:

In accounting for the Series A Preferred Stock (“Preferred Stock”), we conducted an EITF 00-19 analysis to determine proper equity or liability classification. The Company concluded that the Preferred Stock should be classified as equity. The Company adheres to the requirements of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,” and SFAS 133 “Accounting for Derivative Instruments and Hedging Activities,” with respect to its accounting for derivative financial instruments. Accordingly, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that the criteria set forth in 12-32 of EITF 00-19 have been met. Conversely, the Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

July 1, 2009

We evaluate the classification of free standing derivative instruments at each reporting date to determine if a change in classification between equity to an asset or liability is appropriate. All our free standing derivatives, which principally consist of the Preferred Stock convertible into common stock, at March 31, 2009 and December 31, 2008, satisfy the criteria for classification as equity instruments.

Paragraphs 12-32 of EITF 00-19 provide that, in general, contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the Company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash. As a result, paragraphs 14-32 of EITF 00-19 set forth certain conditions, all of which must be met for a contract to be classified as equity. The criteria set forth in these paragraphs as applied to the Company’s Preferred Stock are analyzed below:

Paragraphs 14-18: The contract permits the company to settle in unregistered shares.

These paragraphs provide that if a company is required to deliver registered shares in settling the contract, then it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability. However, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in EITF 00-19 are met, the contract should be classified as a permanent equity instrument.

The Company’s Preferred Stock designation contained in the Company’s Amended and Restated Articles of Incorporation (“Preferred Stock Designation”) does not require that the Company deliver to the holder registered shares of the Company’s common stock. In addition, the current holder of the Preferred Stock, Mr. Gideon Taylor, acquired the shares of Preferred Stock in connection with his employment agreement, previously filed as Exhibit 10.1 to the Company’s Form 10 filed with the SEC on February 3, 2009. The agreement specifically provides in Section 5.5.a that: “[a]ny Common Stock paid as salary to Employee under this Agreement shall be ‘restricted’ stock within the meaning of Securities and Exchange Commission Rule 144 and may not be transferred or sold except pursuant to an effective registration statement for its transfer or resale filed with the appropriate governmental authorities or the availability of an exemption from registration.”

Accordingly, the Company is permitted to net-share settle the Preferred Stock contract by delivering unregistered shares. Taking into consideration the fact that the Company has not previously filed any registration statement with the SEC registering its securities for public sale, the Company is therefore not precluded from delivering unregistered shares. As a result, the Preferred Stock should be classified as an equity instrument.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

July 1, 2009

Paragraph 19: The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

In order to satisfy this condition, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date such that the Company controls the settlement of the contract by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract. If the amount in (a) exceeds the amount in (b) and the other conditions in EITF 00-19 are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.

With respect to the financial statements included in the Company’s Amendment Number 4 to the Registration Statement on Form 10 filed herewith, the classification assessment dates are March 31, 2009 and December 31, 2008. Below are the calculations for each date:

March 31, 2009

(a) The number of authorized but unissued shares of Class A Common Stock:

150,000,000 - 1,885,880 = 148,114,120

Less the maximum number of shares of Class A Common Stock that could be required to be delivered during the contract period under existing commitments: 1,250,000

- 250,000 shares - Stock options held by Kevin Leonard (expire April 15, 2013);

- 250,000 shares - Remaining number of shares of Class A Common Stock issuable to Gideon Taylor during the initial three-year term pursuant to his employment agreement; and

- 750,000 shares - Issuable upon conversion of shares of Class B Common Stock held by Gideon Taylor.

148,114,120 - 1,250,000 = 146,864,120

(b) The maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the Preferred Stock:

1,885,880 * 5% = 94,294

Therefore, since the amount in (a) of 146,864,120 exceeds the amount in (b) of 94,294, share settlement is within the control of the Company and the Preferred Stock should be classified as a permanent equity instrument as of March 31, 2009.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

July 1, 2009

December 31, 2008

(a) The number of authorized but unissued shares of Class A Common Stock:

150,000,000 - 1,760,880 = 148,239,120

Less the maximum number of shares of Class A Common Stock that could be required to be delivered during the contract period under existing commitments: 1,250,000

- 250,000 shares - Stock options held by Kevin Leonard (expire April 15, 2013);

- 250,000 shares - Remaining number of shares of Class A Common Stock issuable to Gideon Taylor during the initial three-year term pursuant to his employment agreement; and

- 750,000 shares - Issuable upon conversion of shares of Class B Common Stock held by Gideon Taylor.

148,239,120 - 1,250,000 = 146,989,120

(b) The maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the Preferred Stock:

1,760,880 * 5% = 88,044

Therefore, since the amount in (a) of 146,989,120 exceeds the amount in (b) of 88,044, share settlement is within the control of the Company and the Preferred Stock should be classified as a permanent equity instrument as of December 31, 2008.

Paragraphs 20-24: The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

This condition indicates that if the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company. Paragraph 20 provides an example of an indeterminate number of shares as one where a company writes a put option to a counterparty that permits the counterparty to sell 100,000 of the company's shares to the company at $100 per share. The contract permits the company to net-share settle the contract. If the market price of the company's shares falls below $100 per share, then the company would be required to deliver additional shares beyond the 100,000 in order to net-share settle the contract. Being that the company has no control over its stock price, it is clearly evident that the number of shares that the company would be required to deliver under this contract is virtually limitless.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

July 1, 2009

The Company’s Preferred Stock, on the other hand, does not have this same limitless feature. The number of shares of Class A Common Stock deliverable under the terms of the Preferred Stock Designation is a percentage based on the number of shares of Class A Common Stock outstanding at any given time. Thus, unlike the Company’s stock price (over which the Company has no control), the Company can control the number of shares of its Class A Common Stock that it issues out of its authorized but unissued Class A Common Stock. Being that the Company, under its Amended and Restated Articles of Incorporation (“Articles”) previously filed as Exhibit 3(i) to the Company’s Form 10 filed with the SEC on February 3, 2009, is authorized to issue up to 150 million shares of Class A Common Stock, then the maximum number of shares of Class A Common Stock issuable pursuant to the Preferred Stock Designation is 7,142,857. The Company, therefore, is contractually obligated to not issue more than 142,857,143 shares of its Class A Common Stock so that it will have a sufficient number of authorized but unissued shares of Class A Common Stock available to issue upon conversion of the Preferred Stock. Doing so would be in violation of the requirements of the Preferred Stock Designation, the Company’s Articles or any other contract that the Company would enter into that required the issuance of Class A Common Stock.

Thus, since the Company does have control over the issuance of any additional shares of Class A Common Stock in the future, net-share settlement of the Preferred Stock is within the control of the Company. It is up to the Company whether it issues additional shares of Class A Common Stock thereby increasing the number of shares of stock issuable upon conversion of the Preferred Stock. Furthermore, since the Company cannot agree to issue to third parties any shares of Class A Common Stock beyond the maximum number of shares it is authorized to issue under its Articles (taking into account the shares it has reserved for issuance under the Preferred Stock Designation), this serves as a “cap” or “limit” on the number of shares issuable upon conversion of the Preferred Stock.

Paragraph 25: There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

This condition requires that if a contract requires net-cash settlement in the event that the company does not make timely filings with the SEC, then that contract must be classified as an asset or a liability. The Preferred Stock Designation does not require net-cash settlement in the event that the Company does not make timely filings with the SEC and therefore, the Preferred Stock should be classified as equity.

Paragraph 26: There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

This paragraph requires that where a contract contains “top-off” or “make-whole” provisions, certain conditions must be met so as not to preclude equity classification. The Preferred Stock Designation does not contain any “top-off” or “make-whole” provisions and therefore does not preclude equity classification.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

July 1, 2009

Paragraphs 27-28: The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

These paragraphs provide that where net-cash settlement is only triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded. For example, if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision.

Section E(4)(b) of the Company’s Preferred Stock Designation provides for mandatory conversion of the Preferred Stock in the event that the Company is consolidated with or merged into any other corporation. Specifically, as a result of a change-in-control, the Preferred Stock will automatically convert into five percent (5%) of the issued and outstanding Class A Common Stock as part of the terms of such consolidation or merger so that any holder of the Preferred Stock may thereafter receive in lieu of Class A Common Stock otherwise issuable to him upon conversion of his or her Series A Preferred Stock, the same kind and amount of securities as may be distributable upon such consolidation or merger with respect to the Class A Common Stock. Thus, it is evident that this condition is satisfied since the counterparty (the holder of the Preferred Stock) will receive the same form of consideration as holders of the shares underlying the contract (the Class A Common Stock).

Paragraphs 29-31: There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

This condition requires that in order to be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company’s bankruptcy (i.e. the counterparty’s claim in bankruptcy cannot receive higher priority than the claims of the holders of the stock underlying the contract).

The Preferred Stock satisfies this condition since Section E(3) of the Preferred Stock Designation provides that:

“In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Series A Preferred Stock shall automatically convert their shares of Series A Preferred Stock into Class A Common Stock at the rate provided for in Section E(4)(a) herein and shall be entitled to receive any of the remaining net assets of the Corporation at the same rate as all of the other shares of Class A Common Stock then outstanding.”

Therefore, the holder of the Preferred Stock is treated equally with the other holders of the Class A Common Stock underlying the Preferred Stock and does not receive higher priority in the event of the Company’s bankruptcy.

Paragraph 32: There is no requirement in the contract to post collateral at any point or for any reason.

Finally, this condition provides that a requirement to post collateral of any kind (other than the company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances, would preclude equity classification of the contract.

Neither the Preferred Stock Designation, nor Mr. Gideon Taylor’s employment agreement which granted Mr. Taylor the Preferred Stock, require that the Company post collateral of any kind and therefore, equity classification of the Preferred Stock is not precluded.

* * *

With respect to your request for copies of our Preferred Stock Agreement and any other related agreements, please be advised that there are no agreements relating to the Preferred Stock other than the Preferred Stock Designation and Mr. Gideon Taylor’s employment agreement, both of which were previously filed as exhibits to the Company’s registration statement on Form 10 filed with the SEC on February 3, 2009 as Exhibits 3(i) and 10.1, respectively.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

July 1, 2009

2.

Further, based on your response to prior comment three and the disclosure on page 33 of your filing, it appears that the number of shares of Class A common stock issuable upon conversion of the Series A Preferred Stock will vary depending on the number of shares of Class A common stock issued and outstanding at the time of conversion. Therefore, it appears that the contract does not contain an explicit limit on the number of shares to be delivered in a share settlement (one of the conditions for equity classification contained in paragraph 20 of EITF 00-19). Please tell us how determined you met this condition, or revise as necessary.

Response:

The Preferred Stock Designation does contain a limit on the number of shares of Class A Common Stock to be delivered upon a share settlement. The maximum number of shares deliverable pursuant to the Preferred Stock Designation is 7,142,857. Please see the discussion above on pages 4-5 of this letter in the response to Comment Number One regarding the application of paragraphs 20-24 of EITF 00-19 to the Preferred Stock and how the Preferred Stock meets the condition set forth in those paragraphs. In addition, to provide further clarity, the Company has revised its disclosure on page 32 (previously page 33) to indicate that although the number of shares of Class A common stock issuable upon conversion of the Series A Preferred Stock will vary depending on the number of shares of Class A common stock issued and outstanding at the time of conversion, the maximum number of shares issuable upon conversion is approximately 7.1 million based on the number of shares of Class A common stock authorized under the Company’s Articles.

3.

In response to your prior comment three, you state in order to provide additional clarification, you revised your critical accounting policy disclosure to include the classification methodology of the preferred shares. We are unable to locate the revisions. Please revise or advise as necessary.

Response:

In order to provide additional clarification, the Company has revised its critical accounting policy disclosure to include its classification methodology of the shares of Preferred Stock and the revisions are located under the heading “Preferred Shares and Other Derivative Financial Instruments” in the following sections: (i) “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” page 28; and (ii) Note 1 to the Financial Statements, page F-10.

Notes to Financial Statements

Note 1 - Organization and Business Policies

Impairment Loss on Investments, F-8

4.	We note you revised your financial statements to reflect a gain on these investments. Please revise your disclosure for consistency.

Response:

As requested, the Company has revised the disclosure on page F-10 to reflect a gain on these investments.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

July 1, 2009

Note 2 - Goodwill, page F-9

5.

We note your disclosure that the company recognized goodwill on its issuance of stock to the shareholders of record at the time of separation from the parent. As you determined no goodwill should be recognized in connection with the spinoff, please revise as necessary.

Response:

As requested, the Company has revised its disclosure to remove any references to goodwill in connection with the spinoff. The revision to Note 2 appears on page F-11. The Company also removed a paragraph under the heading “Stock Based Compensation” in Note 1 regarding impairment of the spin-off transaction.

6.

We have reviewed your revised disclosures in response to prior comment seven from our letter dated May 15, 2009. Based on the information provided, it appears that the purchase price of New World was $72,000 (the value of the stock issued for the company) and that goodwill (not the purchase price) should equal $757,887. Please revise or advise us.

Response:

As requested, the Company has revised its disclosure under the heading “Business Combination” in Note 1 on page F-6 to clarify that the purchase price of New World was $72,000 and goodwill equaled $685,887, totaling $757,887.

Note 7 - Related Party Transaction, F-11

7.

We have reviewed your response and revised disclosures to prior comment eleven from our letter dated May 15, 2009. As previously requested, please revise to specifically disclose the fair value of the securities ($.165) and the reasons why you paid Mr. Taylor an amount in excess of the then current fair value ($.20).

Response:

As requested, the Company has revised its disclosure in Note 7 on pages F-13 to F-14 in order to include disclosure regarding the fair value of the securities and the reasons why the Company paid Mr. Taylor an amount in excess of the then current fair value.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

July 1, 2009

Form 10Q/A for Fiscal Quarter Ended March 31, 2009

8.

Please amend your filing to include an explanatory paragraph in the front of the document that summarizes the reason(s) for the amendment. If the amendment results from corrections of errors on previously issued financial statements, please revise to disclose the information required by paragraph 26 of SFAS 154 and mark the applicable financial statements as restated. Additionally, tell us how you considered the need to file an Item 4.02 Form 8-K.

Response:

As requested, the Company is filing Amendment Number 2 to the Form 10Q/A for the quarter ended March 31, 2009 in order to include an explanatory paragraph in the front of the document on pages 3-4 that summarizes the reasons for both the first amendment to the Form 10-Q, filed on May 27, 2009 and the second amendment to the Form 10-Q/A. In addition, the Company has revised the financial statements by adding Note 9 on page 13, which provides the information required by paragraph 26 of SFAS 154 and by marking the balance sheet as “Restated.” Finally, the Company will file a Current Report on Form 8-K under Item 4.02 indicating that the Company has concluded that its previously issued financial statements should no longer be relied upon because of an error in such financial statements.

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7625.

Very truly yours,
/s/ Bruce C. Rosetto
Bruce C. Rosetto

cc: Mr. Gideon Taylor

WILLING HOLDING, INC.

3 Centerview Drive

Greensboro, NC 27407

July 1, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Webb, Legal Branch Chief

Re: Willing Holding, Inc. - Form 10

Dear Mr. Webb:

Willing Holding, Inc. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement on Form 10 and any related revised registration statements the Company files (collectively, the “Filings”), (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Willing Holding, Inc.

By:	/s/ Gideon Taylor
Name:	Gideon Taylor
Title:	Chief Executive Officer